Stifel, Nicolaus & Company, Incorporated

501 North Broadway

10th Floor

St. Louis, MO 63102

Janney Montgomery Scott LLC

1717 Arch Street

Philadelphia, PA 19103

BMO Capital Markets Corp.

3 Times Square

25th Floor

New York, NY 10036

c/o Stifel, Nicolaus & Company, Incorporated

501 North Broadway

10th Floor

St. Louis, MO 63102

May 7, 2019

VIA EDGAR

Ms. Stacie Gorman

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Acceleration Request of Postal Realty Trust, Inc.
Registration Statement on Form S-11 (File No. 333-230684)

Dear Ms. Gorman:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 2,700 copies of the Preliminary Prospectus, dated April 30, 2019, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

Pursuant to Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Postal Realty Trust, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on May 9, 2019, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Securities and Exchange Commission

May 7, 2019

Very truly yours,

Acting on behalf of themselves and as the Representatives of the several underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Chad Gorsuch
Name: Chad Gorsuch
Title: Managing Director

JANNEY MONTGOMERY SCOTT LLC

By:	/s/ David Doyle
Name: David Doyle
Title: Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ David Raff
Name: David Raff
Title: Managing Director